UNITED STATES SECURITIES
                            AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 6-K
                                CURRENT REPORT

        REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-
                16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                             FOR DECEMBER 2, 2002
                             -------------------

                             SHEP TECHNOLOGIES INC.
                         (FORMERLY INSIDE HOLDINGS INC.)
                  ------------------------------------------
                (Translation of registrant's name into English)

            Suite 880, 609 Granville Street, Vancouver, B.C., Canada
           ---------------------------------------------------------
                  (Address of principal executive offices)

   [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

                       Form 20-F  X       Form 40-F
                               -----                  -----
[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]
                              Yes       No   X
                                   ---      ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

THE COMPANY, A FOREIGN PRIVATE ISSUER DOMICILED IN CANADA, IS REQUIRED, UNDER THE YUKON BUSINESS CORPORATIONS ACT AND THE BRITISH COLUMBIA SECURITIES ACT AND RULES TO FILE WITH THE BRITISH COLUMBIA SECURITIES COMMISSION AND THE YUKON TERRITORIES, FOR PUBLIC VIEWING, QUARTERLY AND ANNUAL FINANCIAL STATEMENTS, AND OTHER INFORMATION, WHICH THE REGISTRANT DEEMS OF MATERIAL IMPORTANCE TO STOCKHOLDERS.

1. SHEP Technologies Inc. (the "Company") held an Extraordinary General Meeting of the Shareholders on November 22, 2002 at which time shareholders approved a corporate resolution authorizing the Company to subdivide its share capital on the basis of two common shares for each common share currently issued. Additionally, shareholders approved the Company's incentive option plan pursuant to which the Company may grant incentive options to directors, employees and consultants to purchase up to 2,200,000 common shares of the Company.
2. Standard & Poor's ("S&P") editorial board has approved the Company for the inclusion in their standard Market Access program.


Copy of the News Release and Material Change Report filed with the Yukon Territories and BC Securities Commission is attached hereto and filed as Exhibit 99.1/99.2 to this filing on Form 6-K.


SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

SHEP TECHNOLOIGES INC.

By:   "Malcolm P. Burke"
-----------------------
Name: Malcolm P. Burke
Title: President and CEO
Date:   November 7, 2002

Exhibit 99.1
News Release
December 2, 2002

SHEP TECHNOLOGIES INC.
EGM RESULTS AND STANDARD AND POOR'S APPROVAL

DECEMBER 2, 2002 - SHEP TECHNOLOGIES INC. (OTCBB: STLOF) (the "Company" or 'STI') held an Extraordinary General Meeting of the Shareholders on November 22, 2002 at which time shareholders approved a corporate resolution authorizing the Company to subdivide its share capital on the basis of two common shares
for each common share currently issued.   The Board of Directors is therefore
authorized to  implement the  subdivision  of shares at such time as they may
determine.   The Board is not necessarily expecting to subdivide  the  shares within the next few months but may, depending for example, on market conditions for the Company's shares and on preferences of prospective financiers.

Additionally, shareholders approved the Company's incentive option plan pursuant to which the Company may grant incentive options to directors, employees and consultants to purchase up to 2,200,000 common shares of the Company. In con-junction with this approval, one million options were granted at an exercise price of $1.00 per common share for a term of six years from date of grant.

Standard & Poor's ("S&P") editorial board has approved the Company for the inclusion in their standard Market Access program. A full description will be published in the daily news section of S&P's Corporation Records. As part of the program, S&P also initiated financial coverage for STI on their website as well as in the S&P MarketScope and the S&P Stock Guide databases. S&P's financial coverage program is one of the industry's best programs to broaden the dissemination of company information and heighten awareness of STI to the financial community. The Standard Corporation Records is a recognized securities manual in 35 states for purposes of Blue Sky/Manual Exemption made available via information services such as DIALOG, Lexis-Nexis and News Net. S&P's website, http://www.advisorinsight.com provides free access to a full spectrum of investors interested in getting information on STI. S&P's MarketScope is a real-time information service offering instant access to current market information on STI by more than 100,000 brokers, analysts, researchers and investors. S&P's Stock Guide database is updated throughout the day and distributed electron-ically to virtually all major quote vendors. Vital statistics such as price, volume, dividends, shares outstanding, financial position, earnings and much more will be made available to over brokers, traders and professionals.

About SHEP Technologies Inc.
SHEP Technologies Inc. recently acquired SHEP Limited, a corporation based in the Isle of Man with operations in Taunton, England and in the United States. SHEP Limited has designed and developed proprietary energy technology for application in global automotive and vehicle sectors.

The SHEP Technology System, using electronics and proprietary hydraulic pump motors, captures otherwise lost kinetic energy generated during vehicle braking, and utilizes this energy for vehicle acceleration during the inefficient low-speed acceleration phase. Under a controlled test environment over the last 18 months at one of the world's largest automotive manufacturers, significant fuel savings, together with reduced engine and brake wear and tear were realized.

The system is intended to be equally applicable to delivery, service and passenger vehicles of all sizes and variety. Optimal use of SHEP technology is anticipated in high density urban traffic environment where acceleration and braking cycles are frequent - accordingly buses, trucks, taxis and subway systems could be ideal applications.

The Company anticipates licensing its "Stored Hydraulic Energy Propulsion"
(SHEP) to automotive manufacturers and their Tier One suppliers. Hydraulic propulsion is being embraced by Original Equipment Manufacturers ("OEMs") in the automotive industry. In particular, SHEP components are incorporated as an integral part of one of North America's major auto producer's hydraulic launch assist equipped development vehicles, which passed formal proof of concept in December 2000.

ON BEHALF OF THE BOARD OF DIRECTORS

"Malcolm P. Burke"

Malcolm P. Burke
President and Chief Executive Officer

Statements about the Company's future expectations, including future revenues and earnings, and all other statements in this press release other than historical facts, are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934, and as that term is defined in the Private Securities Litigation Reform Act of 1995. The Company in tends that such forward-looking statements be subject to the safe harbors created thereby. Since these statements involve risks and uncertainties and are subject to change at any time, the Company's actual results could differ materially from expected results.

For further information, please contact:
Malcolm P. Burke         Steve Clare - Investor Relations
Tel: 604-689-1515        Tel:  866-893-7039
website: www.shepinc.com

Exhibit 99.2
Material Change Report
December 2, 2002

BC FORM 53-901F (Previously Form 27)
Securities Act
Material Change Report Under Section 85(1) of the Act

ITEM 1    REPORTING ISSUER

SHEP Technologies Inc.
(Formerly Inside Holdings Inc.)
Suite 880, 609 Granville Street
Vancouver, BC V7Y 1G5

ITEM 2    DATE OF MATERIAL CHANGE

November 22, 2002 and November 27, 2002 respectively.

ITEM 3    PRESS RELEASE

Issued December 2, 2002 at Vancouver, BC

ITEM 4    SUMMARY OF MATERIAL CHANGE

1. SHEP Technologies Inc. (the "Company") held an Extraordinary General Meeting of the Shareholders on November 22, 2002 at which time shareholders approved a corporate resolution authorizing the Company to subdivide its share capital on the basis of two common shares for each common share currently issued. Additionally, shareholders approved the Company's incentive option plan pursuant to which the Company may grant incentive options to directors, employees and consultants to purchase up to 2,200,000 common shares of the Company.

2. Standard & Poor's ("S&P") editorial board has approved the Company for the inclusion in their standard Market Access program.

ITEM 5    FULL DESCRIPTION OF MATERIAL CHANGE

Please see attached Schedule "A"

ITEM 6    RELIANCE ON SECTION 85(2) OF THE ACT

This report is not being filed on a confidential basis.

ITEM 7    OMITTED INFORMATION

There are no significant facts required to be disclosed herein which have been omitted.

ITEM 8    DIRECTOR/SENIOR OFFICER

Contact:     Malcolm P. Burke
Telephone:   604.689.1515

ITEM 9    STATEMENT OF SENIOR OFFICER/DIRECTOR

The foregoing accurately discloses the material change referred to herein.

DATED at Vancouver, BC this 2nd day of December 2002.

"Malcolm P. Burke"
---------------------------
Malcolm P. Burke
Director

SCHEDULE A

DECEMBER 2, 2002 - SHEP TECHNOLOGIES INC. (OTCBB: STLOF) (the "Company" or 'STI') held an Extraordinary General Meeting of the Shareholders on November 22, 2002 at which time shareholders approved a corporate resolution authorizing the Company to subdivide its share capital on the basis of two common shares
for each common share currently issued.   The Board of Directors is therefore
authorized to  implement the  subdivision  of shares at such time as they may
determine.   The Board is not necessarily expecting to subdivide  the  shares within the next few months but may, depending for example, on market conditions for the Company's shares and on preferences of prospective financiers.

Additionally, shareholders approved the Company's incentive option plan pursuant to which the Company may grant incentive options to directors, employees and consultants to purchase up to 2,200,000 common shares of the Company. In con-junction with this approval, one million options were granted at an exercise price of $1.00 per common share for a term of six years from date of grant.

Standard & Poor's ("S&P") editorial board has approved the Company for the inclusion in their standard Market Access program. A full description will be published in the daily news section of S&P's Corporation Records. As part of the program, S&P also initiated financial coverage for STI on their website as well as in the S&P MarketScope and the S&P Stock Guide databases. S&P's financial coverage program is one of the industry's best programs to broaden the dissemination of company information and heighten awareness of STI to the financial community. The Standard Corporation Records is a recognized securities manual in 35 states for purposes of Blue Sky/Manual Exemption made available via information services such as DIALOG, Lexis-Nexis and News Net. S&P's website, http://www.advisorinsight.com provides free access to a full spectrum of investors interested in getting information on STI. S&P's MarketScope is a real-time information service offering instant access to current market information on STI by more than 100,000 brokers, analysts, researchers and investors. S&P's Stock Guide database is updated throughout the day and distributed electronic-ally to virtually all major quote vendors. Vital statistics such as price, volume, dividends, shares outstanding, financial position, earnings and much more will be made available to over brokers, traders and professionals.

About SHEP Technologies Inc.
SHEP Technologies Inc. recently acquired SHEP Limited, a corporation based in the Isle of Man with operations in Taunton, England and in the United States. SHEP Limited has designed and developed proprietary energy technology for application in global automotive and vehicle sectors.

The SHEP Technology System, using electronics and proprietary hydraulic pump motors, captures otherwise lost kinetic energy generated during vehicle braking, and utilizes this energy for vehicle acceleration during the inefficient low-speed acceleration phase. Under a controlled test environment over the last 18 months at one of the world's largest automotive manufacturers, significant fuel savings, together with reduced engine and brake wear and tear were realized.

The system is intended to be equally applicable to delivery, service and passenger vehicles of all sizes and variety. Optimal use of SHEP technology is anticipated in high density urban traffic environment where acceleration and braking cycles are frequent - accordingly buses, trucks, taxis and subway systems could be ideal applications.

The Company anticipates licensing its "Stored Hydraulic Energy Propulsion"
(SHEP) to automotive manufacturers and their Tier One suppliers. Hydraulic propulsion is being embraced by Original Equipment Manufacturers ("OEMs") in the automotive industry. In particular, SHEP components are incorporated as an integral part of one of North America's major auto producer's hydraulic launch assist equipped development vehicles, which passed formal proof of concept in December 2000.

ON BEHALF OF THE BOARD OF DIRECTORS

"Malcolm P. Burke"

Malcolm P. Burke
President and Chief Executive Officer

Statements about the Company's future expectations, including future revenues and earnings, and all other statements in this press release other than historical facts, are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934, and as that term is defined in the Private Securities Litigation Reform Act of 1995. The Company in tends that such forward-looking statements be subject to the safe harbors created thereby. Since these statements involve risks and uncertainties and are subject to change at any time, the Company's actual results could differ materially from expected results.

For further information, please contact:
Malcolm P. Burke         Steve Clare - Investor Relations
Tel: 604-689-1515        Tel:  866-893-7039
website: www.shepinc.com
